STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
402 WEST BROADWAY	4695 MACARTHUR COURT
SUITE 400	ELEVENTH FLOOR
SAN DIEGO, CALIFORNIA 92101	NEWPORT BEACH, CALIFORNIA 92660
TELEPHONE: (619) 595-4882	TELEPHONE: (949) 798-5541
FACSIMILE: (619) 595-4883	FACSIMILE: (949) 258-5112
EMAIL: djs@slgseclaw.com
WEB: www.slgseclaw.com

February 28, 2007

Larry Sprigel, Assistant Director

United States

Securities and Exchange Commission

100 F.Street, N.W.

Washington, D.C. 20549 -0405

RE:	Competitive Companies, Inc.
Your Letter of September 25, 2006

Form 10-K for the fiscal year ended December 31, 2005

Filed September 19, 2006

Form 10-Q for the quarters ended March 31, and June 30, 2006

File No. 000-50668

Dear Mr. Larry Sprigel:

This correspondence is in response to your letter dated September 25, 2006 in reference to our filing of the Form 10-K for the fiscal year ended December 31, 2005 Filed September 19, 2006 and Form 10-Q for the quarters ended March 31, and June 30, 2006 on behalf of Competitive Companies, Inc., File No. 000-50668.

Annual Report filed on form 10-KSB for the year ended December 31, 2005

Item 6, MD & A of Financial Conditions and Results of Operations

Results of Operations for the Years Ended December 31, 2005 and 2004

1.

In conjunction with the following comment, which directs you to present CA Network’s historical financials instead of CCI’s (both in MD&A and within the Financials), expand your analysis of year over year performance to “address key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation” of your company. Do not merely provide boilerplate recitations of the numerical variances. See Item 303(b) of Regulation S-B.

Answer:	We have reviewed Item 303(b) of Regulation S-B and concur with the Commissions comments. All future filings will contain enhanced disclosure with respect to its analysis of operational results.

Audit Report, page F-1

2.

We note that your auditor, Lawrence Scharfman & Co., is located in Boynton Beach, FL while your primary business operations are in California. Please confirm that the auditors are licensed to audit a company located in California.

Answer:

Mr. Sharfman is a Certified Public Accountant and is registered with the PCAOB. We have researched SEC rules and the PCAOB website and are unaware of any further requirements. We respectfully request additional guidance on this matter.

Consolidated Statement of Operations, page F-4

Note 1 – Summary of Accounting Policies, page F-7

3.

We note that you accounted for the merger with CAN as a reverse acquisition because the Shareholders’ of CAN received the majority of the voting rights in the combined company. In this regard, tell us how you considered the other factors in paragraphs 17 of SFAS 141 to support your conclusion that CAN should be considered the accounting acquirer.

Answer:	We have reviewed the considerations as prescribed by SFAS 141 paragraph 17 and have reached our original conclusion that CAN is the accounting acquirer. Pursuant to the following paragraphs:

a)	CAN received the majority of the voting rights in the combined entity.
b)	CAN holds the large minority voting interests in the combined entity
c)	CAN holds the ability to appoint the majority of the governing body of the combined entity.
d)	CAN executives are the majority of the management in the combined entity.
e)	CAN paid the premium over the market value in the amount of $778,000.

If it is determined that CAN is the accounting acquirer, we believe that the financial Statements required to be presented at December 31, 2004 and 2005 should be those of CAN, giving effect to the acquisition of Competitive Companies on the merger date. While revising these financials, revise your presentation in MD&A accordingly.

In additions, you should revise your allocation of the purchase price of Competitive Companies in the accordance with paragraphs 35-46 of SFAS 141. In this regard, we note that it is not appropriate to record the acquisition price as compensation expense in your statement of operations.

Answer:

We have reviewed the requirements of SFAS 141 paragraphs 35-46 and concur with the Commissions comment. We acknowledge the expense had been improperly defined as compensation but rather an impairment of goodwill. All future filings will reflect the proper heading for the expense.

For periods presented prior to the merger, restate the equity section of the balance sheet, the statement of stockholders’ equity, and earnings per share of the legal target/accounting acquirer (CAN) to reflect the exchange ratio established in the merger agreement (i.e. the ratio of the number of shares issued by the legal acquirer in exchange for the number of shares of the legal target/accounting acquirer (CAN) to reflect the exchange ratio established in the merger agreement (i.e. the ratio of the number of shares issued by the legal acquirer in exchange for the number of shares of the legal target/accounting acquirer).

Also for periods presented prior to the merger, retroactively restate the equity section of the balance sheet and the statement of stockholders’ equity to reflect the new par value of the legal acquirer’s (CCI’s) shares (if different that the accounting acquirer’s par value). This adjustment results in a reclassification between Common Stock (or Preferred Stock, if applicable) and Additional Paid-In Capital.

In connection with the response to your comments, Competitive Companies, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns. If you have any additional questions, please do not hesitate to contact the undersigned at 619-595-4883.

Sincerely,

/s/ Donald Stoecklein

Donald J. Stoecklein

On behalf of Stoecklein Law Group